Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED

SEPTEMBER 30, 2024

CONTENTS

COMPANY OVERVIEW	2
OPERATING AND FINANCIAL HIGHLIGHTS	3
SUSTAINABILITY	4
OUTLOOK	6
FINANCIAL RESULTS	8
FINANCIAL CONDITION REVIEW	13
KSM SITE CAPTURE AND EARLY WORKS	16
MINERAL INTERESTS	18
LIQUIDITY AND CAPITAL RESOURCES	23
COMMITMENTS AND CONTINGENCIES	27
OTHER CONTINGENCIES	28
CONTROLS AND PROCEDURES	29
SHARES ISSUED AND OUTSTANDING	30
RECENT ACCOUNTING PRONOUNCEMENTS	30
CRITICAL ACCOUNTING ESTIMATES	30
RISKS AND UNCERTAINTIES	30
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	30

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated November 13, 2024, is intended to supplement and complement the unaudited interim condensed consolidated financial statements and related notes (“consolidated interim financial statements”) as at and for the three and nine months ended September 30, 2024. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2023, and the 2023 Annual Information Form filed on SEDAR+ at www.sedarplus.ca. Other corporate documents are also available on SEDAR+ and EDGAR as well as the Company’s website www.seabridgegold.com. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the “Cautionary Note Regarding Forward-Looking Statements” in this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. As the Company has no operating projects at this time, its ability to carry out its business plan rests on its ability to sell projects or to secure equity and other financings. All dollar figures are in Canadian dollars unless otherwise stated. Figures in some tables may not add up due to rounding.

The consolidated interim financial statements for the three and nine months ended September 30, 2024 and the comparative period have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

COMPANY OVERVIEW

Seabridge Gold Inc. is a company engaged in acquiring, exploring, and advancing of mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and additional exposure to copper from significant copper resources it has acquired and discovered. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since its inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. The Company also holds a 100% interest in the Iskut Project in British Columbia, the 3 Aces Project in Yukon and the Snowstorm Project in Nevada. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

●	On July 26, 2024, the company received its Substantially Started designation from the British Columbia Government (“BC Government”). This designation affirms the validity of the BC Environmental Assessment Certificate (“EAC”) for the life of the KSM Project

●	KSM’s License of Occupation for Mitchell Treaty Tunnels extended for 20 years

●	Significant gold-copper drill intersections at Iskut indicating potential nearby porphyry intrusion

●	Completed evaluation of Central Core Area and Regional Targets at 3 Aces

●	In the first quarter of 2024, the Company filed an updated NI 43-101 Courageous Lake Technical Report showcasing a considerably more profitable mining operation and incorporating design changes that improve its performance on certain sustainability measures compared to its 2012 predecessor. This update projects a more profitable venture with reduced initial capital requirements and a lower strip ratio.

➢	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces (145.2 million tonnes at an average grade of 2.36 grams of gold per tonne)

➢	The 2024 PFS open pit mine plan produces 2.5 million ounces of gold over 12.6 years with a Base Case after-tax NPV of 5% of US$523 million using the 3-year trailing average gold price of US$1,850/oz and consensus long-term forecast forex of 0.74 US$/C$

➢	Sensitivity of the economic results to the gold price assumption is shown in the table below.

		Lower Case	Base Case	Recent High Spot Case (03 Dec 2023)	High Case
Gold Price	US$/Oz	$1,750	$1,850	$2,130	$2,500
NPV (5%)	US$ Millions	$410	$523	$836	$1,134
IRR	%	17.5%	20.6%	28.5%	38.2%
Payback	years	3.2	2.8	2.0	1.6

The Technical Report may be viewed on the Company’s website under the Projects – Courageous Lake tab.

●	At KSM, in the first quarter of 2024, the Company updated the Mineral Resource Estimates for the Iron Cap and Kerr deposits.

➢	Inferred mineral resources increased by 5.9 million ounces of Gold, 3.3 billion pounds of copper, 55.4 million ounces of silver, and 51 million pounds of molybdenum

➢	Indicated mineral resources increased by 0.3 million ounces of gold, 0.2 billion pounds of copper, 3.5 million ounces of silver, and 2 million pounds of molybdenum.

●	Published the Company’s 2023 Sustainability Report

FINANCIAL HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
(in thousands of Canadian dollars, except share data)	2024	2023	2024	2023
Remeasurement gain (loss) on secured note liabilities through profit and loss	(42,035)	11,742	40,720	10375
Remeasurement gain on secured note liabilities through other comprehensive income	15,521	(32,063)	49,600	(30,936)
Unrealized foreign exchange gain (loss)	5,974	(12,018)	(13,377)	(5,736)
Corporate and administrative expenses	(4,000)	(3,729)	(13,446)	(11,598)
Income tax (expense) recovery	8,591	(6,350)	(12,812)	(5,482)
Cash used in operating activities	(1,394)	(5,256)	(11,420)	(14,196)
Cash used in investing activities	(42,046)	(83,656)	(93,517)	(138,910)
Cash from financing activities	23,702	4,548	73,466	225,464

Share data
Basic earnings (loss) per share	(0.31)	(0.06)	0.11	(0.09)
Diluted earnings (loss) per share	(0.31)	(0.06)	0.11	(0.09)
Share price as at September 30 (TSX - Canadian dollars)	22.74	14.28	22.74	14.28
Weighted average outstanding shares (basic) (millions)	89.6	83.5	88.0	82.5

(In thousands of Canadian dollars)	September 30, 2024	December 31, 2023

Balance sheet information
Cash and cash equivalents	51,162	82,438
Mineral interests, property and equipment	1,220,438	1,128,464
Long-term receivables	119,947	105,947
Secured note liabilities	506,891	573,888

SUSTAINABILITY

Management and the Board of Directors consider more than just environmental, social and governance issues when considering Sustainability. The Company also takes into account diversity, equity, and inclusion (DEI) to form our overall approach to Sustainability. Thus, the Board of Directors and management has incorporated Sustainability into the Company’s goals, priorities, and strategies to operate safely, sustainably, and with the highest governance standards. The Board of Directors has established a Sustainability Committee and granted that Committee oversight responsibilities with respect to the Company’s Sustainability initiatives. This Committee reviews climate-related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s Sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s Sustainability reporting practice. The Sustainability Policy guides the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors. The policy also governs the strategic framework and Sustainability goals. The Company publishes its Sustainability Report annually covering its performance on measures of Sustainability and approach to participating in the fight against climate change for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve high operating standards, assessing and mitigating impacts on the physical environment and supporting the communities in which the Company operates.

During the second current quarter, the Company published its 2023 Sustainability Report which covers many aspects of sustainability, from enhancing the benefits of our exploration activities to our Treaty and First Nation partners to supporting the social and economic infrastructure essential to the well-being of our surrounding communities. The report provides insights into the sustainability challenges we face and the measures we are taking to meet those challenges.

The report also outlines achievements made in the realm of diversity and inclusion at the Board of Directors level and throughout the organization. The Company has added Indigenous representation on the Board and has increased Indigenous participation in our management team. At the board level, 36% of our Directors are women and 60% board committees are chaired by women and on the Company’s executive team, female representation is at 30%. The report also documents the evolution of a safety culture in the Company, detailing the comprehensive safety practices introduced in 2023 and the procedures for measuring our progress that have been implemented.

The Sustainability Committee continued the work of assessing our climate and nature-related risks and opportunities. We continue to look for additional opportunities to decarbonize and optimize our project design.

The Sustainability report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed for specifically for the Company relating to culture, communities and local engagement.

The 2023 Sustainability Report includes Scope 1, 2, and 3 emissions, compliant with the Task Force on Climate-Related Financial Disclosures and subsequent to the quarter end, made submissions for the Climate Disclosure Project scoring that will provide feedback to the Company of its disclosure and environmental performance. Although this reporting is in advance of mandatory reporting, the Company believes the time and resources required to develop the processes, including embedded internal controls over those processes is considerable and further believes the voluntary disclosures will aid in the evolution of its reporting.

Management and the Board of Directors attend workshops to identify, assess and develop plans for relevant climate-related risks and opportunities. The workshops also act to prioritize identified threats, risks and opportunities for the development of action plans. Threats or risks are those associated with the transition to a low-carbon economy, and physical impact risks due to climate change. And finally, scenario analysis is used to assess potential implications to the Company as a whole. The scenarios used by management and the Board of Directors are those developed by the Network for Greening the Financial System and entail evaluating physical and transition risks and impacts to the Company under three future climate change outcomes and three-time horizons. Each scenario and time frame illustrates the highest potential impact and the level of action needed but also common impacts amongst all scenarios. Although potential impacts have been identified such as supply chain instability, increasing investor expectations, extreme weather events and metals price volatility, there are currently no near-term material climate-related risks or opportunities identified within all of these approaches and processes completed by the Company. All risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

In the nine months ended September 30, 2024, and to the date of this report, the Company had no significant environmental and safety incidents or concerns that required reporting to government agencies or other regulators.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

OUTLOOK

KSM Project

The Company continues its pursuit of a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM Project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete could include some or all of this recommended work and may include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is difficult to predict. The Company plans its work to advance the KSM Project on an annual basis; when the results of one year’s work have been received and analyzed, planning for the next year begins. While planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities and available financing, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans and objectives for each year are announced in the second quarter of each year and budgets are established at the beginning of each year.

On January 17, 2024, the Company filed its application for the Substantially Started designation for KSM and in July 2024, the Company received its Substantially Started designation from the BC Government for the project. This designation affirms the validity of the BC Environmental Assessment Certificate (“EAC”), for the life of the KSM Project, significantly reducing project risk.

In order to apply for the Substantially Started designation for KSM, in 2023, the Company completed infrastructure work including the construction of fish habitat offsetting ponds, powerline installations, road and bridge, and camp construction. In the current year, the Company continues early works activities, focusing on the continued construction of the power substation but also includes the clearing of additional sites for the location of the proposed additional infrastructure along with other technical and environmental activities.

The Company has only prepared preliminary estimates for the cost of additional work at KSM and certain of the work requires further engineering before reasonable cost estimates can be established. The Company’s budget for 2024 activities is estimated at $113.1 million that includes a $54 million prepayment to BC Hydro, $46.9 million site capture and early works, and $12.2 million environmental and social, technical and engineering and other holding or property costs. The budgeted work, to date and for the remainder of 2024, has been and will be funded with cash on hand as well as funds raised through the Company’s At-The-Market (“ATM”) offering and other potential financings.

Iskut Project

At Iskut, the Company conducted its planned 2024 exploration program, including more than 23,000 meters of diamond drilling for a copper/gold porphyry deposit at Snip North, and Bronson Slope targets. Drilling has generated broad widths of important gold and copper grades within a large potassic alteration system at the Snip North target. The scale and character of the mineralization suggest the likelihood of a nearby porphyry intrusive source. The drill programs were extended from the original plan of 12,500 meters and tested for the source copper-gold porphyry that has driven the intermediate sulfidation epithermal mineral systems recognized in the 2023 program. The Bronson Slope mineral resource and the discovery, in 2023, of similar mineralization at Snip North are interpreted to be high-level expressions of intrusive-related porphyry mineralization. Drilling concentrated on Snip North after identifying a clear relationship between copper and gold grades that are related to the source intrusive-related mineralization. Three helicopter-portable drill rigs were employed to complete the 23,000 meters of core drilling this year, at a cost of $13.5 million versus a budgeted cost of $12.0 million.

The next objective at Snip North is to intersect intrusive rock with the veining and alteration characteristic of a copper and gold porphyry deposit.

Environmental work continues on the reclamation and closure plan for the Johnny Mountain mine. Along with other non-reclamation environmental work, project carrying costs, and payroll cost allocation, an additional $2.9 million is expected to be incurred for a total planned spend of $14.8 million for all of 2024.

3 Aces Project

In 2024, at the 3 Aces Project, the Company undertook a $8.4 million exploration program on the 357 km2 project which included drill testing three priority resource expansion targets in the Central Core Area, completing a surface evaluation of three regional targets, reverse circulation drilling of two priority regional targets and completing a regional exploration model, prioritizing targets throughout the property for resource definition in 2025. The Company is pursuing an exploration model that predicts gold is localized along second-order folds. Geological observations so far have documented regional continuity of these phyllite-sandstone contacts.

Additional environmental, technical work and carrying costs for the project amounted to $2.7 million of spending bringing the project’s total above the  budget of $8.4 million.

Snowstorm Project

At Snowstorm, a $1.1 million program was conducted to confirm permits for the Goldstorm target and investigate indirect exploration tools to enhance opportunities for the discovery of a Getchell-style deposit. A program to deploy new technology for discovery of Getchell-style mineralization at Snowstorm is under development. A summary report on Goldstorm targets and recommendations is anticipated for year end.

Courageous Lake Project

No significant spending is expected for the Courageous Lake Project as the Company completed and filed the 2024 PFS.

The Company is exploring various alternatives for raising the funding necessary to fund operations and meeting its established objectives. Financing options include the sale of shares, including a possible financing under a Prospectus Supplement to its existing Base Shelf Prospectus, share sales through its ATM program, the sale of a royalty or streaming interest in the KSM Project or other projects, funding from a joint venture partner as part of earning into an interest in the KSM Project and the sale of all or some of Company’s assets.

FINANCIAL RESULTS

	Three months ended September 30,		Nine months ended September 30,
(in thousands of Canadian dollars except where noted)	2024	2023	2024	2023

Remeasurement gain (loss) on secured note liabilities through profit and loss	(42,035)	11,742	40,720	10,375
Corporate and administrative expenses	(4,000)	(3,729)	(13,446)	(11,598)
Other income - flow-through shares	3,844	2,596	6,197	4,112
Foreign exchange gain (loss)	5,474	(11,105)	(13,178)	(5,407)
Finance costs and other	(321)	(174)	(485)	(2,318)
Interest income	896	1,728	2,521	3,227
Earnings (loss) before income taxes	(36,142)	1,058	22,329	(1,609)
Income tax (expense) recovery	8,591	(6,350)	(12,812)	(5,482)
Net profit (loss) for the period	(27,551)	(5,292)	9,517	(7,091)

During the current quarter, the Company recorded net loss of $27.6 million, or $0.31 loss per share, on both a basic and diluted basis. During the comparative period of 2023, the Company recorded a net loss of $5.3 million, or $0.06 loss per share, on both a basic and diluted basis.

During the nine months of 2024, the Company recorded net earnings of $9.5 million, or $0.11 per share, on both a basic and diluted basis. During the comparative period of 2023, the Company recorded a net loss of $7.1 million, or $0.09 loss per share, on both a basic and diluted basis.

Re-measurement gain (loss) on secured note liabilities through profit and loss

During the three months ended September 30, 2024, the loss recognized on the remeasurement of the secured note liabilities was primarily driven by a decrease in discount rates, higher metal prices, offset by interest payments. During the nine months ended September 30, 2024, the gain recognized on the remeasurement of the secured note liabilities was the net result of gains due to an increase in discount rates, re-estimating timelines for achieving key milestones and full development of the project to commercial production, and payment of interest, offset by higher metal prices, and the change in the valuation date.

During the third quarter of 2023, the gain recognized on the remeasurement of secured note liabilities was the net result of gains due to a payment of interest, partially offset by losses due to a decrease in discount rates and the impact of a change in the valuation date. During the nine months ended September 30, 2023, the gain recognized on the remeasurement of secured note liabilities was the net result of gain due to an increase in discount, partially offset by rates losses due to an increase in metal price assumptions and the impact of a change in the valuation date.

Corporate and administrative expenses

Corporate and administrative expenses are outlined below:

	Three months ended September 30,		Nine months ended September 30,
($000s)	2024	2023	2024	2023
Employee compensation	1,300	1,320	4,658	4,405
Stock-based compensation	833	766	2,880	2,493
Professional fees	1,214	886	3,129	1,822
Other general and administrative	653	757	2,779	2,878
	4,000	3,729	13,446	11,598

Total corporate and administrative expenses for the three months ended September 30, 2024, were $4.0 million compared to $3.7 million in the prior year quarter. The increase was mainly due to higher professional fees. Professional fees increased by $0.3 million mainly due to the higher legal fees associated with the tax audits (discussed below).

Total corporate and administrative expenses for the nine months ended September 30, 2024, were $13.4 million compared to $11.6 million in the prior year. The increase was mainly due to higher professional fees, and higher stock compensation expenses. Professional fees increased by $1.3 million mainly due to the higher costs associated with external consulting, due diligence costs, and higher legal fees associated with the tax audits.

Stock-based compensation expense related to restricted share units (“RSUs”) increased by $0.4 million in the nine months of 2024 compared to the prior year. The increase was primarily attributed to the higher number of unvested RSUs being amortized in the current period compared to the comparative period. As of September 30, 2024, 571,593 RSUs were outstanding compared to 335,266 RSUs outstanding on September 30, 2023. The Company’s stock-based compensation expenses and the RSUs are illustrated in the following tables:

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2023	Expensed in 2023	Expensed in 2024	Balance to be expensed
June 24, 2021	10,000	222	185	37	-	-
September 1, 2021	20,000	454	379	75	-	-
September 7, 2021	10,000	229	191	38	-	-
October 1, 2021	10,000	195	146	49	-	-
July 4, 2022	10,000	159	52	81	26	-
December 13, 2022	305,266	4,991	135	2,820	1,277	759
June 28, 2023	20,000	312	-	52	78	182
December 11, 2023	379,300	4,640	-	117	1,499	3,024
			1,088	3,269	2,880	3,965

During the fourth quarter of 2023, 379,300 RSUs were issued, with 48,300 RSUs granted to Board members, 277,500 RSUs granted to executive members, and 53,500 RSUs granted to employees. On December 11, 2023, 11,840 RSUs were vested, representing 1/3 of the RSUs granted to employees in 2022. During Q1 2024 and upon the Company submitting its formal application to BC regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs, granted in 2022, vested. During Q3 2024, upon the Company receiving its Substantially Started designation from the BC Government, 58,067 RSUs, granted in 2022, vested.

Foreign exchange

	Three months ended September 30,		Nine months ended September 30,
($000s)	2024	2023	2024	2023

Unrealized foreign exchange gain (loss)	5,974	(12,018)	(13,377)	(5,736)
Realized foreign exchange gain (loss)	(500)	913	199	329
Foreign exchange gain (loss)	5,474	(11,105)	(13,178)	(5,407)

Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the US dollar in the current period.

The secured note liabilities are denominated in US dollar. The impact of foreign exchange rate fluctuations on the valuation of the secured note liabilities is recorded as foreign exchange gain (loss) on the interim condensed consolidated statements of operations and comprehensive income (loss). The remaining foreign exchange gains or losses are primarily related to the revaluation of cash and cash equivalents denominated in US dollars. Appreciation of Canadian dollar relative to the US dollar during the current quarter, resulted in a foreign exchange gain on the revaluation of secured note liabilities, and conversely a foreign exchange loss on the revaluation cash and cash equivalents denominated in US dollars.

Other income - flow-through shares

During the three and nine months ended September 30, 2024, the Company recognized $3.8 million and $6.2 million, respectively, of other income related to the flow-through share premium recorded on the financing completed in December 2023 and June 2024 (discussed below). During the comparative periods, the Company recognized $2.6 million and $4.1 million of other income related to the flow-through share premium recorded on the financing completed in December 2022.

Finance costs, interest expense and other losses

Finance costs and other amounted to $0.3 million and $0.5 million in the three and nine months ended September 30, 2024, respectively, compared to $0.2 million and $2.3 million in the three and nine months ended September 30, 2023, respectively. The higher finance costs incurred in 2023 were primarily related to the 2023 Secured Note financing.

Interest income

Interest income recognized during the three and nine months ended September 30, 2024, amounted to $0.9 million and $2.5 million, respectively, compared to $1.7 million and $3.2 million for the same periods in the prior year. The interest income resulted from interest earned on cash and cash equivalents during those periods. Higher interest income earned during the three and nine months ended September 30, 2023, was mainly due to higher cash balances during those periods when compared to the same periods in 2024.

Tax expense

During the current quarter, the Company recognized income tax recovery of $8.6 million, primarily due to the taxes arising from the losses during the period, including the loss recognized on remeasurement of the fair value of the secured note liabilities, partially offset by foreign exchange gain and from the renouncement of expenditures related to the flow-through shares issued, which are capitalized for accounting purposes.

During the nine months ended September 30, 2024, the Company recognized income tax expense of $12.8 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liabilities and renouncement of expenditures related to the flow-through shares issued, which are capitalized for accounting purposes, partially offset by income tax recovery arising from the losses, including foreign exchange loss, in the period.

For the three and nine months ended September 30, 2024, the income tax related to the portion of the revaluation of the secured note liabilities recorded through other comprehensive income (loss) was $4.2 million and $13.4 million, respectively, and was recorded through other comprehensive income (loss).

During the three months ended September 30, 2023, the Company recognized income tax expense of $6.4 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the 2022 Secured Note, and the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the foreign exchange loss and other losses in the period.

During the nine months ended September 30, 2023, the Company recognized income tax expense of $5.5 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the 2022 Secured Notes, and from the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes, offset by the foreign exchange loss and other losses during the period. The income tax impact of the revaluation of the 2022 Secured Note that was recorded through other comprehensive income (loss) during the three and nine months ended September 30, 2023, of $3.7 million and $3.4 million respectively, was also recorded through other comprehensive income (loss).

QUARTERLY INFORMATION

Selected financial information for the last eight quarters ending September 30, 2024 is as follows:

	2024			2023				2022
(in thousands of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	(27,551)	45,241	(8,173)	(22,175)	(5,292)	8,985	(10,784)	(25,246)
Basic earnings (loss) per share	(0.31)	0.51	(0.09)	(0.26)	(0.06)	0.11	(0.13)	(0.31)
Diluted earnings (loss) per share	(0.31)	0.51	(0.09)	(0.26)	(0.06)	0.11	(0.13)	(0.31)

Change in the fair value of the secured note liabilities is summarized in the following table:

	2024			2023				2022
(in thousands of Canadian dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Change in fair value through profit or loss:
Remeasurement gain (loss) on secured note liabilities through profit and loss	(42,035)	68,115	14,640	(40,065)	11,742	10,379	(11,746)	(19,496)
Unrealized foreign exchange gain (loss)	5,972	(5,997)	(13,351)	14,881	(12,013)	5,723	559	(423)
Total change in fair value gain (loss) through profit or loss	(36,063)	62,118	1,289	(25,184)	(271)	16,102	(11,187)	(19,919)
Remeasurement gain (loss) on secured note liabilities through other comprehensive income (loss)	15,521	55,430	(21,351)	(53,457)	(32,063)	8,728	(7,601)	(22,961)
Capitalized deferred interest [1]	(3,325)	(3,335)	(3,287)	(6,588)	-	-	-	-
Total change in fair value	(23,867)	114,213	(23,349)	(85,229)	(32,334)	24,830	(18,788)	(42,880)

1)	Deferred interest expense related to the 2023 Secured Note was classified as capitalized borrowing costs.

FINANCIAL CONDITION REVIEW

(In thousands of Canadian dollars)	September 30, 2024	December 31, 2023

Balance sheet information
Cash and cash equivalents	51,162	82,438
Other current assets	12,932	11,513
Non-current assets	1,363,626	1,257,008
Total assets	1,427,720	1,350,959

Current liabilities	28,070	39,409
Non-current liabilities excluding secured note liabilities	29,905	7,739
Secured note liabilities	506,891	573,888
Total liabilities	564,866	621,036
Total equity	862,854	729,923
Total liabilities and equity	1,427,720	1,350,959

Cash and cash equivalents

Cash and cash equivalents decreased mainly as a result of cash used in investing and operating activities, partially offset by cash raised under the Company’s ATM program and flow-through financing (discussed below).

Other current assets

Other current assets primarily consist of HST and other receivables, prepaids, and investments. The increase in other current assets in 2024 was mainly due to a $4.3 million reclamation deposit refund from the BC government that was received subsequent to the quarter end, and $1.3 million increase in market value of marketable securities, offset by $2.8 million decrease in HST receivable. The $4.3 million reclamation deposit was originally made in cash, and it was replaced with a letter of credit in June 2024.

Non-current assets

Non-current assets consist primarily of mineral interests, property and equipment, long-term receivables, reclamation deposits, and investment in associate. The increase relative to the prior-year period was primarily due to investment in mineral interests, property, and equipment at KSM, Iskut and 3 Aces projects, and a $14.0 million deposit made with BC Hydro.

Current liabilities

Current liabilities primarily consist of trade and other payables. The lower current liabilities on September 30, 2024 when compared to December 31, 2023, were mainly due to the payment of $10.6 million to BC Hydro, which was accrued in December 2023 and paid in 2024, partially offset by the reclassification of reclamation obligations from long-term to short-term.

Non-current liabilities

Non-current liabilities excluding secured note liabilities consist primarily of deferred income tax liabilities, provision for reclamation liabilities, and lease obligations. During the nine months ended September 30, 2024, the Company recognized deferred income tax liability of $26.0 million (as at December 31, 2023 – nil) primarily due to the liability arising from the gain recognized on the remeasurement of the fair value of the secured note liabilities.

Secured notes liabilities

Secured notes liabilities consist of the U.S. dollar-denominated 2022 and the 2023 secured notes. The fair value of the secured note liabilities decreased relative to the prior-year period, primarily due to an increase in discount rates, re-estimating timelines for the development of the project to commercial production, and settlement of interest. The decrease was partially offset by an increase in fair value resulting from narrower credit spreads, higher metal prices, the appreciation of the U.S. dollar compared to the Canadian dollar, and the impact of valuing the notes at reporting periods closer to maturity.

The change in the fair value of the secured note liabilities during the three and nine months ended September 30, 2024, and the prior-year period is summarized in the following table:

	Three months ended September 30,		Nine months ended September 30,
($000s)	2024	2023	2024	2023
2022 Secured Note:
Remeasurement gain (loss)	(11,940)	19,793	12,972	18,426
Foreign Exchange gain (loss)	3,167	(6,643)	(6,742)	(587)
Total gain (loss) through profit or loss	(8,773)	13,150	6,230	17,839
Gain (loss) through other comprehensive income (loss)	6,245	(13,546)	22,222	(12,419)
Increase (decrease) in fair value during the period	(2,528)	(396)	28,452	5,420

2023 Secured Note:
Remeasurement gain (loss)	(33,420)	(8,051)	17,801	(8,051)
Foreign Exchange gain (loss)	2,805	(5,370)	(6,633)	(5,145)
Total gain (loss) through profit or loss	(30,615)	(13,421)	11,168	(13,196)
Gain (loss) through other comprehensive income (loss)	9,276	(18,517)	27,378	(18,517)
Increase (decrease) in fair value during the period	(21,339)	(31,938)	38,546	(31,713)

2022 and 2023 Secured Notes:
Remeasurement gain (loss)	(45,360)	11,742	30,773	10,375
Foreign Exchange gain (loss)	5,972	(12,013)	(13,375)	(5,732)
Total gain (loss) through profit or loss	(39,388)	(271)	17,398	4,643
Gain (loss) through other comprehensive income (loss)	15,521	(32,063)	49,600	(30,936)
Increase (decrease) in fair value during the period	(23,867)	(32,334)	66,998	(26,293)

During the three and nine months ended September 30, 2024, the deferred interest related to the 2023 Secured Note, of $3.3 million and $9.9 million, respectively, was classified as capitalized borrowing costs.

The company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. In the second fiscal quarter, the Company re-estimated the timelines for achieving key milestones for commercial production. Key assumptions in this model are summarized in the following tables:

2022 Secured Note:

Inputs and assumptions	September 30, 2024		September 30, 2023
Forecast silver production in thousands of ounces		166,144		166,144
Quoted future silver price as at June 30, 2031	US$	37.05	US$	27.06
Risk-free rate		4.1%		4.7%
Credit spread		3.7%		4.7%
Share price volatility		60%		60%
Silver royalty discount factor		10.8%		9.6%

2023 Secured Note:

Inputs and assumptions	September 30, 2024		September 30, 2023
Forecast NSR:
Gold in thousands of ounces		10,500		10,500
Silver in thousands of ounces		29,876		29,876
Copper in millions of pounds		19,322		19,322
Molybdenum in millions of pounds		152		152
Quoted future prices as at June 30, 2031
Gold per ounce	US$	3,078.09	US$	2,390.17
Silver per ounce	US$	37.06	US$	27.06
Copper per pound	US$	4.71	US$	3.96
Molybdenum per pound	US$	27.63	US$	33.43
Risk-free rate		4.1%		4.7%
Credit spread		3.7%		4.7%
Share price volatility		60%		60%
NSR royalty discount factor		10.8%		9.6%

The fair value of the 2022 Secured Note and 2023 Secured Note were estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.

It should be noted that the remeasurement of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the notes will be exchanged for the prescribed royalty and NSR, at maturity.

KSM SITE CAPTURE AND EARLY WORKS

During the nine months ended September 30, 2024 the Company continued site capture and early infrastructure development activities that focused on site power for construction and eventual production at KSM. In July 2024, the Company received its Substantially Started designation from the BC Government for its 100% owned KSM Project. This designation affirms the validity of the BC Environmental Assessment Certificate (“EAC”) for the life of the KSM Project.

Expenditures related to site capture and early work program, started in 2021 and continued through 2024, are illustrated below:

($000s)	Capital expenditures	Prepayments to BC Hydro[1]	Capitalized borrowing costs [2]	Total
Cost
As at December 31, 2022	178,299	38,500	14,735	231,534
Additions	158,072	54,220	19,403	231,695
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	31,727	14,000	24,339	70,066
As at September 30, 2024	368,098	106,720	58,477	533,295

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement the Company has made $106.7 million in prepayments inclusive of $14 million which was paid in July 2024. These prepayments secure timelines for the KSM Project to draw power for construction and operating phases.
2)	During 2024, the Company incurred $24.3 million (2023 - $19.4 million) of interest expense related to the secured note liabilities that are capitalized at KSM as borrowing costs. The capitalized costs were net of $0.5 million (2023 - $6.9 million) of interest income earned on temporary investments of the borrowed funds.

During the nine months ended September 30, 2024, the Company incurred $31.7 million on capital and camp operating expenditures, including Camp 11, Treaty Creek Access Road (“TCAR”), Taft Fish Habitat Offsetting Ponds, Bell Irving bridge maintenance, development of Camp 11 potable water supply, supply of construction aggregates, consolidation of utilities, and completion of water management systems (discussed below). In 2023, the Company incurred $157.9 million in capital expenditures including road, bridge, and camp construction, hydro installations, fish habitat offsetting programs, and the acquisition and transport of construction equipment and vehicles (discussed below).

Camp

During the nine months ended September 30, 2024, the Company directed its resources toward sourcing and developing a potable water well at Camp 11 including developing a new water well, procuring the pumping materials and engaged in the design and procurement of a water treatment system. The company also completed a permanent stormwater discharge system and continued consolidating electrical utilities to reduce reliance on multiple power generators and lower project fuel use and emissions. Actively pursuing cost savings measures has reduced forecasted site annual operational costs by approximately $2 million.

Roads and Bridges

In 2024, TCAR had numerous repairs performed including road and ditch cleaning, culvert rip rap reinforcements, regrading and cut bank erosion repairs and recertification of temporary bridge infrastructure. Upper TCAR tree clearing commenced to support road design engineering to Saddle. Upper TCAR tree clearing and path building took place in order to support engineering, and the engineering commenced. TCAR from Highway 37 to KM 1.5 and the Bell Irving bridge continue to receive regular inspections and maintenance.

Coulter Creek Access Road

In 2023, the construction of the Coulter Creek Access Road (“CCAR”) was completed to KM 3.2 at a cost of $9.5 million. The project involved building the road and putting in measures to control water flow and prevent sediment buildup. No additional work on CCAR has been conducted nor planned for 2024.

Fish Habitat

The Glacier Creek Fish Habitat Offsetting Program, including all bulk and final earthworks, fish habitat structures, specialty gravels, woody debris, mulching, and revegetation, was successfully completed in 2023 at a total cost of $38.2 million. An additional revegetation planting program was completed in the current quarter. Invasive species investigation and removal planning were completed.

Planning for the Taft Creek Fish Habitat Offsetting program commenced in the second quarter and the decision has been made to prepare for construction work in early 2025. Land clearing and earthworks for road and laydown construction commenced in the current quarter.

Land Clearing for Project Infrastructure

In order to further site investigation activities and in preparation for future work, in 2023 initial land-clearing activities took place for many of the permanent infrastructure locations. These locations included Camp 5, the ore processing center, water diversion channel, Mitchell portal pad, Mitchell temporary water treatment plant and muck pads, a water storage dam, and Mitchell Valley onsite roads. Planning for additional work in 2025 is being conducted.

Hydro Installation

In 2024, the Company continued its collaboration with BC Hydro for the extended construction of the Treaty Creek Terminal station. Substantial progress was made with primary tasks accomplished and the ongoing placement of concrete equipment foundations. Negotiations and study are currently in progress with BC Hydro to document and finalize costs to completion.

Pursuant to signing a Facilities Agreement in 2022 and its amendment in March 2024, the Company has made $106.7 million of payments inclusive of $14 million which was accrued during the second quarter of 2024 and paid in the current quarter. Subject to financing, an additional $40 million deposit is scheduled to be paid in December 2024. The objective of the payments made to date, and scheduled for the remainder of the year, is to have the extended transmission lines and the required reinforcement work completed by 2026, years prior to the estimated time that power that will be required for operations. Should the scheduled payments not be made or should the work not be completed by 2026, we do not expect there to be significant impacts on the project or the critical path to operations.

MINERAL INTERESTS

During the nine months ended September 30, 2024, the Company added an aggregate of $36.9 million (2023 - $69.7 million) of expenditures that were attributed to mineral interests. The breakdown of the mineral interest expenditures by a project is illustrated in the following table:

	Nine months ended September 30, 2024		Year ended December 31, 2023
($000s)	Amount	Percentage	Amount	Percentage
KSM	10,528	29%	40,490	58%
Iskut	15,294	41%	14,174	20%
3 Aces	9,567	26%	6,651	10%
Snowstorm	742	2%	4,897	7%
Courageous Lake	752	2%	3,520	5%
Total expenditures	36,883	100%	69,732	100%

The mineral interests’ activities by project are further discussed below.

KSM Project

At KSM, the projected economic results of the 2022 PFS with alternate scenarios are illustrated below.

Amounts expressed in US dollars	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35	$-83	$118
Operating costs per ounce of gold produced (life of mine) [1]	$275	$164	$351
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601	$490	$677
Initial capital (billions)	$6.4	$6.4	$6.4
Sustaining capital (billions)	$3.2	$3.2	$3.2
Unit operating cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% discount rate (billions)	$13.5	$16.4	$9.2
Internal rate of return	20.1%	22.4%	16.5%
Payback period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% discount rate (billions)	$7.9	$9.8	$5.2
Internal rate of return	16.1%	18.0%	13.1%
Payback period (years)	3.7	3.4	4.3

1)	On a by-product basis

The results of the PEA announced in 2022 is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In July 2023, the Company was informed that Tudor Gold Corp (“Tudor”) is requesting that a certain license of occupation (the “Licence”) and Mines Act permit M-245 (the “Permit”) held by the Company’s wholly-owned subsidiary, KSM Mining ULC (KSMCo), be cancelled. The rights conveyed by the Licence and the relevant activities authorized by the Permit were initially conveyed and authorized in September 2014 and include rights and authorizations to engage in certain activities on land to which Tudor only acquired mineral rights in 2016. Tudor is claiming that, as a matter of law, the B.C. government did not have the power to issue this License and Permit. Tudor also argues that the License and Permit destroy the value of their own claims.

The Permit authorizes various activities, including activities on claims held by Tudor, along the route of, what is projected to be, the tunnels that will connect the east and west sides of the KSM Project. The License provides KSMCo the right to occupy the area in which it intends to construct the tunnels. This type of authorization is commonly used by the B.C. government to manage activities that take place on the government-owned land base. The Licence and Permit have been in place for almost a decade and were granted after a thorough regulatory process that included participation by First Nations as well as Tudor’s joint venture partners, American Creek Resources Ltd. and Teuton Resources Corp., who were the owners of the claims at the time. In September 2023, the Company made a submission to both the BC Ministry of Energy, Mines and Low Carbon Innovation (“EMLI”) and the Ministry of Forests arguing for the dismissal of Tudor’s application. In October 2023, EMLI sent letters to each of the Company and Tudor stating that it affirms the province of BC’s authority to grant the License and Permits that authorize mining activities on third-party tenures and giving no indication that either will be cancelled or revoked. On November 17, 2023, Tudor’s submissions prompted a response from the BC Ministry of Water, Land, and Resource Stewardship (“WLRS”) regarding the Company’s current License of Occupation. The WLRS Letter verified that their records show the License of Occupation is in good standing, and there is no justification for canceling it under the empowering statute or relevant License of Occupation provisions. On September 25, 2024, the B.C. government renewed the License of Occupation for the Mitchell Treaty Tunnels at the KSM Project for 20 years until September 27, 2044.

In early 2024, EMLI further clarified their position in a revised letter that states that a Conditional Registration Reserve (CRR) was established by the Chief Gold Commissioner, for the Mitchell Treaty Tunnels area, in 2012, and the CRR prohibits the obstruction, endangerment, or interference, with the construction, operation, and maintenance of the tunnel works by any free miner, including Tudor.

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration, and other holding or property costs. The below information describes those planned and actual incurred costs for the nine months ended September 30, 2024.

At KSM, the Company’s 2024 actual and full-year planned expenditures related to the technical and engineering, and environmental and social programs are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	2,019	2,916
Technical and engineering	3,393	3,664
Environmental and social	5,200	3,346
Other holding or property	313	2,322
Total	10,925	12,248

Technical and engineering costs include costs related to updating the Mineral Resource Estimate for KSM’s Kerr and Iron Cap deposits. Expenditures in the environmental and social aspects pertain to conducting baseline studies for environmental monitoring at KSM.

Iskut Project

At Iskut, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	1,367	1,510
Exploration	13,465	11,919
Environmental and social	935	1,130
Technical and engineering	12	200
Other holding or property	13	31
Total	15,792	14,790

At Iskut, the Company executed its 2024 exploration program, which included over 23,000 meters of diamond drilling targeting a copper/gold porphyry deposit at Snip North and Bronson Slope. The drilling at Snip North intersected broad zones of significant gold and copper mineralization within a large potassic alteration system, suggesting the presence of a nearby porphyry intrusive source. This mineralization is localized by well-mineralized tuffaceous stratigraphy several hundred meters thick. The drill program was extended from the original plan of 12,500 meters to explore the source of the copper-gold porphyry believed to be responsible for the intermediate sulfidation epithermal mineralization identified in 2023. Drilling focused on Snip North after recognizing a clear correlation between copper and gold grades linked to the source intrusive-related mineralization. Three helicopter-portable rigs completed 23,000 meters of drilling at a cost of $13.5 million, exceeding the budgeted $12.0 million.

In 2023 the Company conducted an extensive drilling program at Iskut based on the analysis of the 2022 drilling and geophysical surveying programs. The work program was designed to test deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource. Three helicopter-portable core drills were used for this program which entailed the completion of 17 drill holes exceeding 19,500 meters of core. Results of 2023 program identified broad zones of sericite-pyrite-carbonate alteration associated with continuous low gold grades. In addition, the first drill program on the Snip North target has found a new porphyry mineral system. The discovery consists of the intact, well-preserved upper parts of a copper-gold porphyry which is identified as an intermediate sulfidation epithermal occurrence.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective gold-copper intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of gold-copper deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target has encountered gold-copper grades that were followed up in the 2023 exploration program.

In addition to exploration work at Iskut, the Company continued its planned 2024 reclamation and closure activities at the Johnny Mountain mine site. During 2024, work included submittal of the 2023 Annual Reclamation Report. Reported within the provision for reclamation liabilities and in support of the reclamation and closure of the Johnny Mountain Mine, during the nine months ended September 30, 2024, the Company incurred $0.52 million of costs compared to the $0.75 million full-year plan in 2024.

Snowstorm Project

At Snowstorm, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	236	319
Exploration and Environmental	142	403
Other holding or property	364	401
Total	742	1,123

At Snowstorm, during 2023, the Company evaluated the results of the drilling program that commenced in late 2022 and was completed in early 2023. The 2024 exploration effort was dedicated to understanding the geology encountered in drilling and its relationship to prospective host gold mineralization. Additional research was conducted to evaluate new technologies that could assist in targeting gold concentrations. Several indirect targeting systems were reviewed, and we continue to research systems that can improve target identification for deployment in 2025. Access and permit conditions were reviewed for initiating an initial drill program on the Goldstorm target.

3 Aces Project

At 3 Aces, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	926	1,344
Exploration	7,705	5,860
Environmental & technical services	831	1,312
Other holding or property	105	45
Total	9,567	8,561

In 2024, the Company completed a 7,600-meter drill program at 3 Aces and evaluated resource expansion potential at three targets in the Central Core Area, and completed an initial evaluation on three regional targets. An updated 3-dimensional model has been built that brings together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the CCA. Additional costs per meter drilled in 2024 accounted for the main overrun in exploration expenditures in 2024, over plan. The 2023 drill program confirmed these extensions of historical discoveries, including localized high-grade zones, within the favorable parts of the regional fold architecture.

Courageous Lake Project

At Courageous Lake, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	290	444
Environmental and social	47	149
Technical and engineering	245	200
Other property or holding costs	170	176
Total	752	969

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake Project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project to unlock shareholder value or conducting additional exploration outside the area of known reserves and resources.

In 2024, the Company filed an updated Preliminary Feasibility Study (the “2024 PFS”) for Courageous Lake. The 2024 PFS all-open pit mine plan shows a considerably more profitable mining operation and incorporates design changes that improve its performance on certain sustainability measures compared to its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade, and smaller mine footprint. The 2024 PFS outlines the production of 2.5 million ounces of gold over the initial 12.6-year life of mine. A stand-alone analysis of the potential expansion below the 2024 PFS mine plan was included as a Preliminary Economic Assessment (“2024 PEA”) forming a separate part of the PFS.

Significant changes from the 2012 PFS include:

●	A 73% increase in after-tax NPV of 5% to US$523 million from US$303 million in 2012

●	A 50% reduction in initial capital from US$1,522 million to US$747 million

●	Increased after-tax IRR from 7.3% to 20.6%

●	Reduced capital payback period from 11.2 years to 2.8 years

●	Average gold reserve grade increased 19% from 2.2 g/t to 2.6 g/t

●	Life of mine strip ratio reduced by 39% from 12.5 to 7.58

●	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at September 30, 2024, was $36.0 million compared to $54.5 million on December 31, 2023 (see table below). Decreased cash resources resulted from the cash used in early works infrastructure work at KSM, environmental, reclamation, and exploration projects, and corporate and administrative costs, offset by cash raised through equity issuances (discussed below). Included in current liabilities at September 30, 2024, is $5.7 million of flow-through premium liability which is a non-cash item (December 31, 2023 - $5.5 million) and will be reduced as flow-through expenditures are incurred.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company signed an amendment to the Facilities Agreement with BC Hydro for additional payments of $14 million, paid in July 2024, and $40 million, due in December 2024. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities and will exercise discretion as needed with respect to proceeding with certain planned expenditures, including additional payments pursuant to the Facilities Agreement with BC Hydro.The Company has in place an ATM offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. During the nine months ended September 30, 2024, the Company raised $55.4 million (year ended December 31, 2023 - $42.8 million). Subsequent to the quarter end, the Company raised an additional $14.2 million through its ATM offering. The Company intends to fully utilize the remaining $26.0 million of the ATM offering currently in place The Company believes that with this additional financing and other options that are within the Company’s control, it will have sufficient liquidity to continue its operations and meet its obligations for the next twelve months. When required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

($000s)	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	51,162	82,438
Amounts receivable and prepaid expenses	7,863	7,763
Investment in marketable securities	5,069	3,750
Total current assets	64,094	93,951

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	18,383	32,734
Flow-through share premium	5,709	5,543
Lease obligations	349	373
Provision for reclamation liabilities	3,629	759
Total current liabilities	28,070	39,409
Working Capital (1)	36,024	54,542

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

Secured Notes

On June 29, 2023, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) issued a secured note and royalty arrangement (collectively referred to as the “2023 Secured Note”) on the KSM Project with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”). The 2023 Secured Note has a principal amount of US$150 million, bears interest at 6.5% per annum and matures upon the earlier of commercial production and March 24, 2032 or March 24, 2035 if certain events occur, as described below. The arrangement includes conditions and multiple features that could alter the Company’s obligation to Sprott. The 2023 Secured Note includes options for Sprott to put the royalty back to the Company if KSM’s Environmental Assessment Certificate (the “EAC”) expires or if project financing for construction is not secured. Unless Sprott exercises its put rights at an earlier date, the 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project and sold, in the range of 1% to 1.5%, to be paid in perpetuity. The Company has the option to reduce the royalty percentage after commercial production.

The key terms of the 2023 Secured Note include:

●	The 2023 Secured Note matures (“Maturity Date”) at the earlier of:

a)	Commercial production being achieved at KSM; and

b)	Either March 24, 2032, or, if the EAC expires and Sprott does not exercise its right to put the 2023 Secured Note to the Company, March 24, 2035.

●	On the Maturity Date, the NSR is issued and Sprott may satisfy the obligation to pay the NSR purchase price of US$150 million with cash or setting-off the amount against the note principal amount due.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred (“Deferred Interest Payment”) and US$21.5 million must be paid on or before 30 months after the closing date. Deferred interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1% to 1.2%. The Company can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares, with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).

●	Project Financing Repayment Amount: If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time US$155 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

●	EAC Repayment Amount: If the KSM Project’s EAC expires at any time while the 2023 Secured Note is outstanding, Sprott can put the note back to the Company at any time over the following nine months for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

On July 26, 2024, KSM received the Substantially Started designation from the BC government. This designation affirms the validity of the EAC for the life of the KSM Project and virtually eliminates the possibility that the investors can put the secured note back to the Company for the EAC expiry.

If Sprott exercises its put right, its right to purchase the NSR terminates. The Company can elect to make payment in the form of Seabridge common shares instead of cash for the Project Financing Repayment Amount, and any interest payments, including the Deferred Interest Payment.

A number of the above-noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecasts and discount rates. During the nine months ended September 30, 2024, the fair value of the 2023 Secured Note decreased, and the Company recorded a $38.5 million gain (year ended December 31, 2023 - $80.7 million loss) on the remeasurement.

On March 24, 2022, the Company entered into an agreement selling a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing were to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started. The Substantially Started designation ensures the continuity of the KSM Project’s approved EAC for the life of the project. The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates. On July 26, 2024, KSM received the Substantially Started designation from the BC government. This designation affirms the validity of the EAC for the life of the KSM Project and virtually eliminates the possibility that the Investors can put the secured note back to the Company for the EAC expiry.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast from five-year quoted forward price, and the discount rates. During the nine months ended September 30, 2024, the fair value of the 2022 Secured Note decreased, and the Company recorded a $28.5 million gain (year ended December 31, 2023 - $30.8 million loss) on the remeasurement.

To satisfy the interest payment on the 2022 Secured Note, during the current quarter the Company issued 776,519 common shares in respect of the interest incurred during the nine months ended September 30, 2024 (year ended December 31, 2023 - 1,285,178 common shares).

Other Financings

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. During the first quarter of 2023, a US$100 million prospectus supplement was filed and the program was renewed. In the first quarter of 2023, the Company entered into a new agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in January 2025. In 2023, the Company issued 2,516,839 shares, at an average selling price of $17.36 per share, for net proceeds of $42.8 million under the Company’s ATM offering. During the nine months ended September 30, 2024, the Company issued 2,750,609 shares, at an average selling price of $20.57 per share, for net proceeds of $55.4 million under the Company’s ATM offering. As at September 30, 2024, US$26.0 million of its common shares continued to be available under the ATM offering. Subsequent to the quarter end, the Company issued 583,940 shares, at an average selling price of $24.87 per share, for net proceeds of $14.2 million under the Company’s ATM offering.

Subsequent to the quarter end, on October 22, 2024, the Company issued a total of 80,500 flow-through common shares at an average $31.08 per common share for aggregate gross proceeds of $2.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $0.2 million premium was recognized as a liability on the interim condensed consolidated statements of financial position.

On June 5, 2024, the Company issued a total of 575,000 flow-through common shares at an average $31.26 per common share for aggregate gross proceeds of $18.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2024. At the time of issuance of the flow-through shares, $6.4 million premium was recognized as a liability on the interim condensed consolidated statements of financial position. During the current quarter, the Company incurred $1.8 million of qualifying exploration expenditures and $0.7 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In December 2023, the Company issued a total of 875,150 flow-through common shares at an average $22.34 per common share for aggregate gross proceeds of $19.6 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2023. At the time of issuance of the flow-through shares, $5.5 million premium was recognized as a liability on the consolidated statements of financial position. During the nine months ended September 30, 2024, the Company incurred $19.6 million of qualifying exploration expenditures and $5.5 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2023, the Company incurred $15.0 million of qualifying exploration expenditures and the $4.2 million premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

During the nine months ended September 30, 2024, the Company received $0.9 million upon the exercise of 50,000 stock options.

During 2024, operating activities, including working capital adjustments, used $11.4 million cash compared to $14.2 million cash used by operating activities in the prior-year period. The decrease in cash used in operating activities was mainly due to working capital movement, lower environmental rehabilitation disbursements, lower financing costs, that was partially offset by higher general and administrative expenses and lower interest income. Operating activities in the near term are expected to remain stable or increase marginally given the growth in projects and corporate activity in the Company.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and further explore the Iskut, Snowstorm, and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

COMMITMENTS AND CONTINGENCIES

The Company has the following commitments as at September 30, 2024:

	Payments due by years
($000s)	Total	2024	2025-26	2027-28	2029-30
2022 Secured Note – interest	123,625	4,945	39,560	39,560	39,560
2023 Secured Note – interest	101,607	-	48,859	26,374	26,374
Capital expenditure obligations	20,210	20,210	-	-	-
Flow-through share expenditures	16,125	-	16,125	-	-
Mineral interests	7,530	-	1,634	2,510	3,386
Lease obligation	2,707	263	1,109	881	454
	271,804	25,418	107,287	69,325	69,774

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project.

The cost to complete the construction is estimated to be $32.9 million of which the Company had paid $24.9 million to BC Hydro as at December 31, 2023, and the remaining balance was paid during the first quarter of 2024. In addition, the Facilities Agreement requires $59.8 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company had paid $57.1 million to BC Hydro as at December 31, 2023, and the remaining balance was paid during the first quarter of 2024. The $59.8 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption. On March 21, 2024, the Company signed an amendment to the Facilities Agreement with BC Hydro for additional payments that are scheduled for $14.0 million in July 2024, and $40.0 million, subject to financing, will be paid in December 2024. As at September 30, 2024, prepayments to complete the design and construction amounted to $106.7 million inclusive of $14.0 million paid during the current quarter.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid, in cash or by delivering common shares, on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%.

OTHER CONTINGENCIES

As previously disclosed in the Company’s prior years financial statements and in its unaudited condensed consolidated interim financial statements for the period ended September 30, 2024, in 2019 the Company received a notice from the Canada Revenue Agency (“CRA”) that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at September 30, 2024. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.5 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable. The Company will continue to defend its position and both parties have agreed to hold the objections and appeal in abeyance, pending the judgement awaited for the BCMETC trial, discussed below.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed the discovery process with the Department of Justice that included settling an agreed statement of facts. The Company presented its case in the BC Supreme Court during the current quarter. Based on the facts and circumstances of the Company’s objection and its arguments made in court, the Company concludes that it is more likely than not that it will be successful in its objection. As at September 30, 2024, the Company has paid $1.6 million to the Receiver General, and the CRA has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of September 30, 2024 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

CONTROLS AND PROCEDURES

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of September 30, 2024, that they are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Changes to Internal Controls Over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

An independent privacy assessment review and systems penetration test was completed in 2023. The review reported on the vulnerability and assessed the level of protection from external threats to the Company’s data and information systems. During the fourth quarter of 2023, a cyber security framework was developed and implemented.

SHARES ISSUED AND OUTSTANDING

On November 13, 2024, the issued and outstanding common shares of the Company totaled 90,975,220. In addition, there were 561,261 RSUs. Assuming the conversion of all of the RSUs, there would be 91,536,481 common shares issued and outstanding.

Related Party Transactions

During the nine months ended September 30, 2024 and 2023, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 in the Company’s unaudited interim condensed consolidated financial statements for the period ended September 30, 2024.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve several business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.